FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/ME Noº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404, of December 15, 1976, as in force (“Brazilian Corporate Law”) and the Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, informs its shareholders and the market in general, in continuity to the material facts disclosed on August 10, September 5, December 30, 2022, and on January 9, 2023, regarding the segregation of the business of GPA and Almacenes Éxito S.A. (“Éxito”), the fulfillment of another step to such segregation. It was approved at GPA’s shareholders extraordinary meeting, held on this date (“General Meeting”), among other matters, GPA's capital reduction on the amount of R$ 7,133,404,372.71 (seven billion, one hundred and thirty-three million, four hundred and four thousand, three hundred and seventy-two reais and seventy-one cents) pursuant to Article 173 of the Brazilian Corporate Law, through the delivery to GPA’s shareholders of 1,080,556,276 (one billion, eighty million, five hundred and fifty-six thousand, two hundred and seventy-six) common shares issued by Éxito owned by GPA, being four (4) shares issued by Éxito to each share of GPA (“Capital Reduction”).

The General Meeting was installed with the presence of shareholders representing approximately 77.7% of the Company's voting capital, and the Capital Reduction was approved by 92.0% of the attending shareholders. Considering only the free float1 shareholders that attended the General Meeting, the approve rate was 83.1% of such shareholders, showing the high level of market support to the segregation of the GPA and Éxito businesses.

The delivery of Éxito's shares to GPA’s shareholders will take place in the form of sponsored Brazilian Depositary Receipts Level II backed on common shares issued by Éxito, to be admitted to trading in B3 (“BDRs”), and holders of American Depositary Receipts (“ADRs”) issued by the GPA, in the form of American Depositary Receipts Level II backed by common shares issued by Éxito, to be admitted to trading in the New York Stock Exchange.

1The concept of shares in free float mentioned herein exclude the shares of the controlling shareholders and related persons, officers and treasury.

The distribution of BDRs and ADRs to the Company's shareholders and holders of ADRs as a result of the Capital Reduction will occur after the end of the sixty (60) days’ opposition period by creditors, that will begin in the date in which the minutes of the General Meeting is published in the Brazilian journal, and the registration of Éxito’s BDRs and ADRs programs and their respective listings, according to the cut-off date and procedures to be informed in due course, which the Company expects to occur in the second quarter of 2023. The shares and ADRs of the Company will continue to be traded with the right to receive the BDRs and ADRs of Éxito, as the case may be, until the cut-off date, which, once determined, will be informed to the market.

GPA reinforces that the segregation of businesses has a potential of unlocking value to be captured equally by all shareholders of GPA will keep the market and its shareholders informed about the existence of new material facts related to the contemplated transaction.

São Paulo, February 14, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

1The concept of shares in free float mentioned herein exclude the shares of the controlling shareholders and related persons, officers and treasury.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.